UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
World's Best Cocktails Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Nevada
>
> ***Date of organization***
> October 14, 2024

Physical address of issuer
105 S. Maple, Itasca, IL 60143

Website of issuer
www.worldsbestcocktails.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any Intermediate Closes.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Common Stock

Target number of Securities to be offered
15,000

Price (or method for determining price)
$1.00

Target offering amount
$15,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other

Maximum offering amount (if different from target offering amount)
$350,000.00

Deadline to reach the target offering amount
December31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$1.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$990.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	-$990.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 19, 2025

FORM C

Up to $350,000.00

World's Best Cocktails Inc.



Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by World's Best Cocktails Inc, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of the common stock of the Company (the "Securities"). A prospective investor who completes the subscription process, is accepted by the Company and purchases Securities shall be referred to herein as an "Investor" or a "Purchaser".

The Company intends to raise at least $15,000.00 and up to $350,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification or withdrawal at any time prior to sale.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$17.50	$232.50
Aggregate Minimum Offering Amount	$15,000.00	$1,050.00	$13,950.00
Aggregate Maximum Offering Amount	$350,000.00	$24,500.00	$325,500.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at worldsbestcocktails.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 19, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND, IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISOR, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form

C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.worldsbestcocktails.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

World's Best Cocktails Inc. (the "Company") is a Nevada Corporation, formed on October 14, 2024.

The Company is located at 105 S. Maple, Itasca, IL 60143.

The Company's website is www.worldsbestcocktails.com.

The Business

The Company is aiming to redefine the ready-to-drink cocktail industry by delivering a premium, mixologist-crafted experience led by internationally acclaimed mixologist Tao Zrafi. Unlike the majority of ready-to-drink cocktails that are mass-produced and often lack depth or balance, our products are designed to offer the quality and sophistication typically found at a top-tier cocktail bar.

Tao Zrafi has created signature drinks for some of the world's most exclusive hospitality venues. We are now bringing that same elevated level of craftsmanship to the bottled cocktail market, responding to increasing consumer demand for high-quality, portable beverage options.

The Offering

Minimum number of shares of Common Stock being offered	15,000
Total number of shares of Common Stock outstanding after Offering (if minimum amount reached)	2,065,000
Maximum number of shares of Common Stock being offered	350,000
Total number of shares of Common Stock outstanding after Offering (if maximum amount reached)	2,400,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	December31, 2025
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company, and our business model currently focuses on product development, market entry, and establishing the necessary infrastructure for sustainable growth rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the minimum amount of $15,000.00 (the "Minimum Amount") is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements. One of our founders may contribute personal funds to support operations if necessary; however, there is no formal commitment to do so, and any such funding may not be available when needed or in the amounts required.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding, and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and, accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Nevada on October 14, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales, and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the beverage industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. Ineffective management of our business may have a negative effect on our results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which may adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Mark Penway, Larry G. Swets, Jr, and Tao Zrafi who are Director, Secretary, and Treasurer; Director; and Director and President of the Company, respectively. The loss of Mark Penway, Larry G. Swets, Jr., and Tao Zrafi or any member of the board of directors or executive officer may harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including licenses, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, may adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Mark Penway, Larry G. Swets, Jr., and Tao Zrafi in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Mark Penway, Larry G. Swets, Jr., and Tao Zrafi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person may negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

The Company's business, financial condition, and results of operations could be materially adversely affected by pandemics, epidemics, or other public health crises, such as the Coronavirus (COVID-19) pandemic. Health emergencies of this nature can result in a wide range of disruptions, including but not limited to: workforce availability issues due to illness, quarantine, or caregiving responsibilities; limitations on employee and consultant travel; reduced productivity associated with remote work; decreased customer engagement; and supply chain disruptions such as delays in receiving raw materials, manufacturing slowdowns, and increased shipping costs. In particular, COVID-19 triggered a global health crisis that led to economic instability, business closures, and restrictions on commerce.

The extent to which a pandemic or other health crisis may affect the Company in the future is inherently unpredictable and will depend on numerous uncertain factors, including the severity of the outbreak, the duration of associated restrictions, the effectiveness of containment or treatment efforts, and the impact on consumer demand and global financial markets. Any significant recurrence or emergence of a similar global health emergency could materially impact the Company's supply chain, workforce, customer demand, and overall business performance, including its ability to raise capital or meet operational goals.

Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effectuated. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Taology Group Inc.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 65.0% of the Company. Subject to any fiduciary duties owed to our other owners or Investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Common Stock will be subject to dilution.
Owners of the Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of shares of its common stock or securities convertible into its common stock, issues shares of its common stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares of its common stock, Investors who do not participate in those other issuances of shares of common stock will experience dilution in their percentage ownership of the Common Stock. Furthermore, Investors may experience a dilution in the value of their Common Stock depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of future share issuances.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends will be payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effectuate a registration, Purchasers may be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of the Common Stock.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions, an Intermediate Close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an Intermediate Closes occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other factors, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company plans to create and distribute ready-to-drink cocktails.

Business Plan

The Company is aiming to redefine the ready-to-drink cocktail industry by delivering a premium, mixologist-crafted experience led by internationally acclaimed mixologist Tao Zrafi. Unlike the majority of ready-to-drink cocktails that are mass-produced and often lack depth or balance, our products are designed to offer the quality and sophistication typically found at a top-tier cocktail bar.

Tao Zrafi has created signature drinks for some of the world's most exclusive hospitality venues. We are now bringing that same elevated level of craftsmanship to the bottled cocktail market, responding to increasing consumer demand for high-quality, portable beverage options.

The Company's Products and/or Services

Product / Service	Description	Current Market
World's Best House Margarita	Bottled Cocktail that has been created but not yet distributed	N/A
World's Best Opera Cake	Bottled Cocktail that has been created but not yet distributed	N/A
World's Best Brown Banana	Bottled Cocktail that has been created but not yet distributed	N/A

The Company has secured key components necessary for its initial supply chain operations, including agreements for bottle sourcing, engagement with a flavor development partner, a co-packing facility, and a third-party fulfillment center. The Company intends to generate revenue through two principal channels: (i) wholesale distribution to retail partners and (ii) direct-to-consumer e-commerce sales. Upon commencement of operations, the Company's fulfillment partner is expected to enable shipment of its products to customers in 46 U.S. states, allowing for broad geographic reach and direct delivery to end consumers.

The Company intends to use proceeds from this Offering to fund the initial up-front costs associated with scaling production and bottling operations in preparation for market distribution. Production is currently expected to begin in October 2025.

Competition

The Company's primary competitor is "On the Rocks." More broadly, any company that manufactures ready-to-drink cocktails may be considered a competitor.

The markets in which our products will be sold are highly competitive. Our products will compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we will sell our products, we will compete against other branded products as well as retailers' private-label brands. We believe our competitive edge lies in our product innovation and flavor profile, driven by the creative mind of Tao Zrafi. His expertise brings a unique level of creativity and taste differentiation that sets our brand apart in a crowded marketplace.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.

The Company has not yet commenced distribution and therefore does not currently have customers. Upon launch, the Company aims to secure placement in liquor stores and grocery retailers nationwide, while also establishing an online store to reach customers directly.

Intellectual Property

The Company entered into an Intellectual Property Assignment Agreement, under which the Company acquired all rights, title, and interest in Tao Zrafi's recipes.

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Department of Treasury - Alcohol and Tobacco Tax and Trade Bureau	World's Best Cocktails Inc.	Purchasing at resale for wholesale certain alcoholic beverages	

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Wholesaler	Dept of the Treasury	Basic Permit	March 14, 2025	April 8, 2025

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations related to Alcohol and Tobacco. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 105 S. Maple, Itasca, IL 60143.

The Company currently conducts business in Illinois with the intention to expand into other states.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$1,050	7.00%	$24,500
Accrued expenses of managers, officers, directors or employees	0.00%	$0	34.29%	$120,000
General Working Capital	0.00%	$0	54.14%	$189,510
Upfront Seed Costs	93.00%	$13,950	4.57%	$15,990
Total	**100.00%**	**$15,000**	**100.00%**	**$350,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the Offering and are due in advance of the closing of the Offering. After settling accrued liabilities, including consulting fees and initial startup costs, the Company intends to use the remaining proceeds from this Offering for bottling operations to accelerate the distribution process.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may change the use of proceeds if management determines that such changes are in the best interest of the business and its stakeholders. Factors that could lead to a change in the use of proceeds include shifts in market conditions, operational needs, unforeseen expenses, or new strategic opportunities.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Penway

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mark Penway has served as a director of the Company, as well as its Secretary and Treasurer, since June 2025.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mark Penway has served as a director of the Company, as well as its Secretary and Treasurer, since June 2025. He brings over a decade of experience in accounting, with a strong focus on financial reporting and analysis for publicly traded companies.

Since April 2024, Mr. Penway has served as Chief Financial Officer of Itasca Golf, LLC, a hospitality and real estate company. Prior to that, from September 2021 to April 2024, he was Director of Accounting at FG Financial Group Inc. (formerly 1347 Property Insurance Holdings Inc.), a reinsurance and asset management holding company.

In addition, from February 2023 to August 2023, Mr. Penway served as Chief Financial Officer of FG Merger Corp., a special purpose acquisition company that merged with iCoreConnect Inc.

From June 2019 to February 2021, and earlier from May 2013 to August 2018, Mr. Penway held various accounting roles at Kingsway Financial Services Inc., most recently as Senior Accounting Analyst.

His previous experience also includes the position of Senior Accountant at Arthur J. Gallagher and Senior Financial Analyst at Kemper Corporation.

Education

Mr. Penway obtained his bachelor's degree in accounting from Loyola University Chicago in 2013.

Name

Larry G. Swets, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Larry G. Swets, Jr. has served as a Director since October 2024. From October 2024 to June 2025, he also held the roles of President, Treasurer, and Secretary.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Swets has over 25 years of experience within financial services encompassing both non-executive and executive roles. He founded Itasca Financial LLC, an advisory and investment firm, in 2005 and has served as its managing member since inception. Mr. Swets also founded and currently serves as the President of Itasca Golf Managers, Inc., a management services and advisory firm focused on the real estate and hospitality industries, since August 2018.

Mr. Swets has served as the Chief Executive Officer of FG Financial Group, Inc. (NASDAQ: FGF) (formerly 1347 Property Insurance Holdings, Inc.), a diversified reinsurance, investment management, and real estate holding company, since November 2020, following a period as Interim CEO from June to November 2020. He has been a member of the Board of Directors of FG Financial Group, Inc. (Nasdaq: FGF) since November 2013.

Mr. Swets currently serves on the boards of:
- GreenFirst Forest Products Inc. (TSXV: GFP) since June 2016
- Harbor Custom Development, Inc. (Nasdaq: HCDI) since February 2020
- FG Group Holdings Inc. (NYSE American: FGH) since October 2021
- Ascension Illinois Foundation since March 2018

He also served as a director of Unbounded Media Corporation from June 2019 to September 2023.

From October 2021 to September 2024, Mr. Swets also served as Chief Executive Officer and a member of the board of directors of FG Acquisition Corp (TSX:FGAA.U), a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc. and was renamed Saltire Capital Ltd. (TSX: SLT). Since September 2024, he served as Executive Chairman of Saltire Capital Ltd. (TSX: SLT) and, since October 2023, has served as Chief Executive Officer of FG Merger II Corp., a special purpose acquisition company in the process of completing its initial public offering.

Previously, Mr. Swets served as a Director and Chief Executive Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit, from July 2020 to July 2021. From April to December 2021, he served as Senior Advisor to Aldel Financial Inc., a special purpose acquisition company, which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market.

Mr. Swets served as Chief Executive Officer of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.) from June 2016 to June 2021. Mr. Swets served as the Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) from July 2010 to September 2018, including as President from July 2010 to March 2017. He served as a director of Insurance Income Strategies Ltd. from October 2017 to December 2021.

Additional prior board service includes:
- Limbach Holdings, Inc. (NASDAQ: LMB) from July 2016 to August 2021
- Kingsway Financial Services Inc. (NYSE: KFS) from September 2013 to December 2018
- Atlas Financial Holdings, Inc. (Nasdaq: AFH) from December 2010 to January 2018
- FMG Acquisition Corp. (Nasdaq: FMGQ) from May 2007 to September 2008
- United Insurance Holdings Corp. from 2008 to March 2012
- Risk Enterprise Management Ltd. from November 2007 to May 2012.

Before founding Itasca Financial LLC, Mr. Swets held various insurance industry roles, including Director of Investments and Fixed Income Portfolio Manager at Lumbermens Mutual Casualty Company, (formerly known as Kemper Insurance Companies). He began his career in insurance as an intern in the Kemper Scholar program in 1994.

Education

Mr. Swets earned a master's degree in finance from DePaul University in 1999 and a bachelor's degree from Valparaiso University in 1997. He is a member of the Young Presidents' Organization and holds the Chartered Financial Analyst (CFA) designation.

Name

Tao Zrafi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Tao Zrafi has served as a Director of the Corporation, as well as its President, since June 2025.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tao Zrafi is the founder of Taology Hospitality Group, a company specializing in beverage consulting and bar operations. With over fifteen years of experience, Mr. Zrafi has earned international recognition as one of the world's leading mixologists. He is not only a master mixologist but also a creative consultant and avid globetrotter, known for bringing innovative cocktail experiences to venues across the globe.

Education

Finalist on the first season of the prestigious Netflix program Drink Masters in 2022.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	2,050,000
Voting Rights	One vote per share; matters decided by majority of votes cast unless the vote of a greater number is required by law or by the Company's by-laws for a particular resolution.
Anti-Dilution Rights	The Securities offered do not include any anti-dilution rights, put, or call rights.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information.	N/A

Included in the total outstanding amount of 2,050,000 shares are 125,000 shares that have been reserved for incentives, subject to the discretion of management.

There are no differences between the Securities issued pursuant to Regulation CF and each other class of Securities of the Company.

The Company does not have any outstanding debt.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $2,050,000.

Before making an investment decision, you should carefully consider this valuation, and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Currently, the Company is broadly held amongst a handful of initial founders.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Taology Group Inc.	61.0%

Following the Offering, the Purchasers will own 0.7% of the Company if the Minimum Amount is raised and 14.6% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses to date have been related to formation and startup activities. We anticipate beginning to generate revenue through distribution enabled by the proceeds of this offering.

Management does not anticipate the Company will achieve profitability within the 12 months following receipt of the Offering proceeds. Instead, the primary business objectives during this period will focus on product development, market entry, and establishing the necessary infrastructure for sustainable growth.

Liquidity and Capital Resources

The proceeds from the Offering will significantly enhance our operational capacity and liquidity. These funds will enable us to cover key startup and distribution costs, accelerate product development, and support the initial stages of market entry. With improved liquidity, we will be better positioned to execute our go-to-market strategy, scale operations, and lay the foundation for sustainable revenue generation.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company entered into a consulting agreement effective January 1, 2025, with Taology Group Inc., under which the Company will pay $20,000 per month through June 30, 2025. Beginning July 1, 2025, the monthly payment will be reduced to $15,000. Under this agreement, Taology Group Inc. will provide consulting services related to product creation and development, operational strategy, and overall business operations support.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 350,000 shares of Common Stock for up to $350,000.00. The Company is attempting to raise a minimum amount of $15,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from Investors in an amount totaling the Minimum Amount by October 31, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to Investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $350,000.00 (the "Maximum Amount"), and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private

Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $15,000.00 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, and all Investors receive notice, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company. Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company will pay a cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any Intermediate Closes.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.01 per share, of which 2,065,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Holders of Common Stock are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, holders of Common Stock have rights to the Company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not currently anticipate declaring or paying dividends in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of Common Stock.

Other Rights

Other than as set forth in any shareholders' agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to holders of Common Stock upon our liquidation, dissolution or winding up. All outstanding shares of Common Stock are, and all shares of Common Stock sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: One vote per share; matters decided by majority of votes cast unless the vote of a greater number is required by law or by the Company's by-laws for a particular resolution.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Intellectual Property

Related Person/Entity	Taology Group, Inc.
Relationship to the Company	President and Director hold ownership in Taology Group, Inc.
Total amount of money involved	$3,050.00
Benefits or compensation received by related person	Taology Group Inc. received founder shares as consideration for the intellectual property assigned.
Benefits or compensation received by Company	The Company was assigned the rights to recipes created by Tao Zrafi.
Description of the transaction	In exchange for intellectual property, specifically proprietary recipes, the Company issued founder shares to Taology Group Inc., an entity co-founded by our President and Director, Tao Zrafi, and our Director, Larry G. Swets, Jr..

Other Transactions

Related Person/Entity	Taology Group, Inc.
Relationship to the Company	Director and President hold ownership in Taology Group, Inc.
Total amount of money involved	$20,000.00 per month from January 1, 2025, to June 30, 2025. Beginning July 2025, the monthly amount will be $15,000.
Benefits or compensation received by related person	Taology Group Inc. will receive a monthly payment from the Company.
Benefits or compensation received by Company	The Company will receive product creation and development, operational strategy, and general business operations guidance.
Description of the transaction	The Company has entered into a Consulting Arrangement with Taology Group Inc. an entity co-founded by our President and Director, Tao Zrafi, and our Director, Larry G. Swets, Jr..

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Tao Zrafi
Relationship to the Company	Director and President hold ownership in Taology Group, Inc.
Total amount of money involved	$20,000.00 per month from January 1, 2025, to June 30, 2025. Beginning July 2025, the monthly amount will be $15,000.
Benefits or compensation received by related person	Taology will receive a monthly payment from the Company.
Benefits or compensation received by Company	The Company will receive product creation and development, operational strategy, and general business operations guidance.
Description of the transaction	The Company has entered into a Consulting Arrangement with Taology Group Inc., an entity co-founded by our President and Director, Tao Zrafi, and our Director, Larry G. Swets, Jr..

Bad Actor Disclosure

The Company is not subject to any "Bad Actor" disqualifications under Rule 262 of Regulation Crowdfunding (17 C.F.R. § 227.262). As required by 17 C.F.R. § 227.503(a)(7), the Company notes that one associated person had a flagged result during the background check and submitted a written explanation. It was determined this does not involve a disqualifying event and falls under the reasonable care exception in Rule 262(d).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Penway
(Signature)

Mark Penway
(Name)

Treasurer and Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Penway
(Signature)

Mark Penway
(Name)

Treasurer, Secretary and Director
(Title)

(Date)

/s/Larry G. Swets, Jr.
(Signature)

Larry G. Swets, Jr.
(Name)

Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Video Transcript

EXHIBIT D

Subscription Agreement

World's Best Cocktails Inc(the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
World's Best Cocktails Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 1, 2025

Vincenzo Mongio

World's Best Cocktails Inc.
Statement of Financial Position
As of December 31, 2024

Assets		
Due from shareholder	$	1
Total Assets		1
Liabilities		
Accounts payable		990
Total Liabilities		990
Equity		
Common stock		1
Accumulated deficit		(990)
Total Equity		(989)
Total Liabilities and Equity	$	1

World's Best Cocktails Inc.
Statement of Operations
From October 14, 2024 to December 31, 2024

Revenue	$	-
Expenses		
General and administrative		(990)
Net loss	$	(990)

World's Best Cocktails Inc.
Statement of Cash Flows
From October 14, 2024 to December 31, 2024

Cash Flows from Operating Activities

Net loss	$	(990)
Adjustments for changes in working capital		
Other Receivable		(1)
Accounts Payable		990
Net Cash Used in Operating Activities		(1)
Cash flows from Financing Activities		
Common Shares Issued		1
Cash flows from Financing Activities	$	1
Net Increase (decrease) in Cash	$	-
Cash, beginning of period	$	-
Cash, end of period	$	-

World's Best Cocktails Inc.
Statement of Changes in Shareholder Equity
From October 14, 2024 to December 31, 2024

Component	Common Stock		Accumulated Deficit		Total Equity	
Balance, October 14, 2024	$	-	$	-	$	-
Issuance of Shares		1		-		1
Net loss		-		(990)		(990)
Balance, December 31, 2024	$	1	$	(990)	$	(989)

World's Best Cocktails Inc.
Notes to the Reviewed Financial Statements
Period from October 14, 2024 – December 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

World's Best Cocktails Inc. ("The Company") was formed in Nevada on October 14, 2024. The Company, led by the creative direction of Tao Zrafi, is in the development phase of launching a line of Ready-to-Drink (RTD) beverages. The Company is focused on creating innovative and high-quality RTD products designed to meet evolving consumer tastes and lifestyle preferences. The Company has not yet begun planned principal operations.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The Company's operations are limited and these statements do not necessarily include all disclosures required for entities with more extensive operations.

Use of Estimates

Management applies judgment in determining estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

The Company measures financial instruments at fair value in accordance with the fair value hierarchy established by relevant accounting standards. The fair value of financial instruments reflects the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy classifies financial instruments into three levels based on the inputs used to measure fair value:

- **Level 1**: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- **Level 2**: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- **Level 3**: Unobservable inputs for the asset or liability.

Revenue Recognition

Revenue is recognized following the five-step model under ASC 606: identifying the contract, performance obligations, transaction price, allocation, and recognition upon satisfaction of obligations, typically upon product delivery or service completion.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted at the reporting date. The Company recognizes uncertain tax positions when it is more likely than not that the position will be sustained upon examination by tax authorities. Interest and penalties related to income taxes are recorded in income tax expense.

The company has not filed its 2024 tax return and is in the process of doing so.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850 "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of December 31, 2024, there were no related party transactions that required disclosure.

NOTE 4 – COMMITMENTS, CONTINGINCIES, AND COMPLIANCE WITH LAWS AND REGULATION

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments of guarantees.

NOTE 5 – EQUITY

The Company has authorized 5,000,000 shares of common stock with a par value of $0.01.

As of December 31, 2024, the Company had 1 common share issued and outstanding.

NOTE 6 – SUBSEQUENT EVENTS

Effective January 1, 2025, the Company entered into a consulting agreement with Taology Group Inc. ("Taology"), under which Taology will provide consulting services including, but not limited to, product development, operational strategy, and general business advisory support. This agreement will continue on a month-to-month basis. The monthly fee will be $20,000 from January 1, 2025, through June 30, 2025. Beginning July 1, 2025, the monthly fee will be reduced to $15,000. Taology is co-owned by Tao Zrafi, the President and a director of the Company.

In June 2025, the Company acquired all rights, title, and interest in certain recipes previously owned by Taology. The total value of the assignment was $3,048.79, in exchange for which the Company issued 1,250,002 shares of its common stock.

Also in June of 2025, the Company issued an additional 674,998 shares of common stock to various founders in exchange for $1,951.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not commenced operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financials were available to be issued is depending upon its ability to produce revenue and obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.




Invest in World's Best Cocktails Inc.

Premium ready-to-drink cocktail brand poised to disrupt the beverage market with expertly crafted cocktails developed by world-renowned mixologist Tao Zrafi.

View Form C →   View all filings →

Invest Now   Campaign Video ▷

$1.00 per share $250 min. investment

$15k min. offering $350k max. offering

Deadline 12/31/2025

Invest in World's Best Cocktails Inc.

Total Invested:	Awaiting Data

Offering Terms   ⌄

Common Stock Under Reg CF   ⌄

View Form C →   View Form C →

Invest Now

Opportunity

Market

Traction & Story

Competitive Advantage

Founders

Revenue Model

Financials & Details

Updates

Discussion

Opportunity

Help shape the future of cocktails – one exceptional bottle at a time

We're redefining the ready-to-drink (RTD) cocktail industry with a premium, mixologist-crafted experience—led by world-renowned mixologist Tao Zrafi. While most RTD cocktails are mass-produced and lack sophistication, our products deliver the quality, balance, and artistry you'd expect at a world-class bar. Tao has crafted signature drinks for some of the most exclusive venues around the globe, and now we're bottling that same elevated experience for a rapidly growing consumer base that demands better.

The future of cocktails is premium, portable, and built for global scale—and we're building the category-defining brand to lead it. Our vision is to become the go-to luxury cocktail brand on shelves and in hands around the world. With strong early traction and key supply chain partners in place, a standout founder with deep industry credibility, and scalable unit economics, we're ready to grow fast—and grow right.

Join us at the ground floor of what's next. Help shape the future of cocktails—one exceptional bottle at a time.

Why invest in this company?

- The RTD alcohol market is booming—projected to surpass $40B globally by 2027—yet most players compete in the low- to mid-tier space. Consumers are now demanding more: premium, craft-quality cocktails that match their evolving tastes and expectations. We're one of the few brands positioned to lead this shift at the high end of the market, offering true mixologist-crafted cocktails in a convenient, ready-to-serve format. (https://www.theiwsr.com/insight/press-release/ready-to-drink-category-will-hit-us40bn-by-2027-driven-by-growth-in-cocktails-long-drinks-and-premium-products)

- Our company is guided by Tao Zrafi, a world-renowned mixologist with decades of experience creating cocktail programs for elite venues worldwide. He brings unmatched credibility, artistry, and vision to the brand. Supporting our leadership is Larry G. Swets Jr., a serial entrepreneur and seasoned executive who serves as a director of the company. Larry has a long history of delivering strong returns for investors—his involvement strengthens our strategic direction and investor confidence.

- We've built a premium product with a business model that's designed to scale profitably. With strong early traction and securement of key supply chain components, and a multi-channel growth strategy—including retail and direct to consumer—we're well-positioned for expansion.



House Margarita, one of the World's Best Cocktails flavor profiles.

Market

We operate in a large and growing market

We're targeting a high-growth, underserved segment within the RTD alcohol category: premium, spirit-based cocktails crafted for quality-conscious consumers. While the global RTD market is projected to reach $40 billion by 2027, our addressable market is the $4.3 billion premium RTD segment in the U.S., which is growing at more than 20% CAGR—outpacing the overall category. This surge is driven by changing consumer behavior: younger drinkers are choosing convenience without compromise, seeking bar-quality experiences at home, at events, or on the go. Most current RTD offerings cater to a mass-market audience with low-quality ingredients and artificial flavors. In contrast, our product directly addresses the rising demand for craftsmanship, authenticity, and premiumization, making us one of the few brands positioned to serve this emerging consumer base with a truly differentiated product. (Sources: Grand View Research, Tech Sci Research)

Problem

The ready-to-drink cocktail market is flooded with low-quality, overly sweet, and artificial-tasting products that fail to deliver the authentic, balanced cocktail experience consumers crave. Despite rapid growth in the RTD category, most offerings are designed for mass production and convenience,

sacrificing flavor complexity and craftsmanship. This leaves discerning consumers—especially younger, premium-minded drinkers—frustrated by the lack of true bar-quality options they can enjoy anywhere, anytime.

Solution

Our company solves this by delivering mixologist-crafted, premium cocktails bottled with real spirits and flavor profiles developed to meet the highest standards in the industry—offering consumers an elevated, bar-quality experience in a convenient, ready-to-serve format.


WORLD'S
BEST
BROWN
BANANA
World's Best Brown Banana

Traction

Bold idea to bottled reality

Founded by Tao Zrafi, our company began with a simple idea: to bottle the kind of cocktails people kept asking for—bold, refined, and worthy of the world's best bars. Since inception, we have secured critical components of our supply chain, including premium bottle sourcing, a trusted flavor development partner, a warehouse license, and a co-packing facility—laying the foundation for scalable production and rapid market entry


WORLD'S
BEST

for scalable production and rapid market entry. Using capital raised from this offering, we plan on beginning to produce our created products.



The foundation is built. The path to scale is clear.

We've perfected the flavor. Now it's time to deliver.

Competitive Advantage

Where artistry meets accessibility

Our competitive edge is built on the unmatched credibility and craftsmanship of our founder, Tao Zrafi. Whereas most ready-to-drink cocktails are formulated by corporate food scientists, ours are created by a master of the craft who has curated cocktail programs for top-tier venues around the globe. This gives us something no one else can offer: an authentic, high-quality bar experience in every bottle. We didn't cut corners on flavor. Every recipe was refined relentlessly—tweaked and tested until it satisfied Tao's own palate and met the standard he'd demand for any top-tier cocktail menu. The result: bold, balanced cocktails he'd be proud to serve in the world's most acclaimed bar programs—and now, you can enjoy them straight from the bottle.



Positioned at the premium end of a booming RTD market, our brand stands apart with luxury packaging, deep hospitality industry connections, and a scalable production model ready to meet rising consumer demand for quality and convenience. No other brand is pairing this level of artistry with this level of accessibility—and that's our advantage.

Founding Team

Crafted by visionaries with direct industry experience

Our team brings a rare blend of world-class mixology, operational execution, and financial leadership, perfectly aligned to disrupt the premium RTD cocktail space. Tao Zrafi, our founder, is a world class mixologist who has led bar programs for top hospitality groups and luxury venues around the world. His reputation and palate are what mass-market competitors simply can't replicate—he doesn't just know how to make great cocktails, he knows how to build a brand that stands for excellence and authenticity.

Larry G. Swets Jr., a director of the company, is a veteran financial executive and serial entrepreneur who has taken multiple companies public. He brings deep capital markets expertise and a track record of building investor value.

Together, our team combines craft, credibility, and capital strategy in a way few early-stage beverage companies can match.

Tao Zrafi

Director and President



Biography +

Mark Penway

Director, Secretary and Treasurer



Biography +

Larry G. Swets, Jr.

Director



Biography +

Revenue Model

Efficient, scalable, and everywhere soon

We will generate revenue through two core channels: wholesale distribution to retail, and direct-to-consumer e-commerce. Thanks to our fulfillment center, our online offering will be able to ship to 46 states the moment we launch—bringing our product directly to the doorstep of nearly every cocktail lover in the country. Our model is highly leverageable and scalable: with our core formulations developed and supply chain components secured—including co-packing, warehousing, and packaging—we can grow into new markets without large fixed costs. Utilizing third-party manufacturing and logistics partners keeps our capital requirements low and our operations capital efficient.

Financial Highlights

Financials & use of proceeds

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$1,050	7.00%	$24,500
Accrued expenses of				

managers, officers, directors or employees	0.00%	$0	34.29%	$120,000
General Working Capital	0.00%	$0	54.14%	$189,510
Upfront Seed Costs	93.00%	$13,950	4.57%	$15,990
Total	**100.00%**	**$15,000**	**100.00%**	**$350,000**

Please refer to the Form C for a full description of Use of Proceeds from this offering.

Using the proceeds of the Offering, we plan on beginning to produce the products that have been created, which consist of our World's Best House Margarita, World's Best Opera Cake, and World's Best Brown Banana. Additionally, we are constantly researching and developing new flavors and varieties of our products which we think might appeal to our customers.



Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures



Invest in WBC's mission to rethink bottled cocktails

$1.00 per share $250 min. investment   Invest until 12/31/2025   View Form C →

View all filings →

Begin Your Investment

Updates & Press

Updates for investors and recent press coverage

Media coverage, press releases, and any relevant updates for prospective or current investors can be found below (if available).

Frequently Asked Questions

Investor frequently asked questions

Frequently asked questions and responses for investors can be found below.

What is Regulation CF? +

Who is eligible to invest? +

What are the tax implications of making a Reg CF investment? +

How was the valuation calculated? +

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? +

What is Issuance Express? +

Discussion

Investor questions for the company

Investor questions can be submitted via the Q&A section below, in order to be answered by a representative of the issuer company for this offering.



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Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.

Video Script transcript

The ready to drink cocktail market is exploding

But the ready to drink space is flooded with cheap artificial tasting products

Built for mass production not experience

Were changing that

We're bottling bar quality cocktails crafted by a team of amazing bartenders

Most rtds are packaged in aluminum cans which definitely affect the taste

They have sour mixes that change taste as they sit in that can
Our are different
We have a proprietary recipe that it took me years to make

The cocktails look clear they don't change taste and we decided to put them where they belong
A glass bottle

That fits in your back pocket

With early traction key partnerships and scalable operations already in place

We are now ready to grow smart and grow fast

We're one of the only brands that is positioned to lead the premium category

We're offering mixologist craft made cocktails in a bottle at a competitive price for a generation that definitely demands better

With a visionary team tight operations and stand out products we're disrupting and industry that is already stale
Building a market defining brand

Join us at the ground floor
Help us shape the future of bottled cocktails one amazing product at a time

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

World's Best Cocktails Inc
105 S. Maple, Itasca, IL 60143

Ladies and Gentlemen:

The undersigned understands that World's Best Cocktails Inc, a corporation organized under the laws of Nevada (the "Company"), is offering up to 350,000 units of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated August 19, 2025 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm New York time on December 31, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and

1

evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any, and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc. d/b/a Issuance Express, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Jumpstart Micro, Inc. d/b/a Issuance Express or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Jumpstart Micro, Inc. d/b/a Issuance Express nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Jumpstart Micro, Inc. d/b/a Issuance Express nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Nevada, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	105 S. Maple, Itasca, IL 60143 E-mail: Mark@itascacountryclub.com Attention: Mark Penway, Treasurer, Secretary and Director
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

World's Best Cocktails Inc
By_____ Name: Title: